SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

	Marketletter
	Index	Pages
Results Conference Call 1Q12	I - Analysis of the Results of the 1Q12
10:00 a.m. (US Eastern Time)
June 01, 2012	1 . Analysis of the Results of the Parent Company	05
14:00 p.m. (UK Time)
Phone:	2 . Analysis of the Results of the Consolidated Companies	13
USA: (1 786) 837-9597
UK: (44) 20 3318-3776	II – Eletrobras Information
Password: 9000
	III – Attachment: Subsidiary Companies Information
IR Contact:
Investor Relations Officer	1. Generation and Transmission Companies	30
Phone: (+55) (21) 2514-6331
invest@eletrobras.com	Itaipu	31
www.eletrobtras.com/ri
	Furnas	38

	Chesf	59

	Eletronorte	81

	Eletronuclear	100

	Eletrosul	109

	CGTEE	128

	2. Distribution Companies	137

	Amazonas Energia	139

	Distribuição Alagoas	154

	Distribuição Piauí	163

	Distribuição Rondônia	172

	Distribuição Roraima	181

	3. Participation Company	190

	Eletropar	191

Marketletter

Rio de Janeiro, May 29, 2012 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB), the largest company in the electricity sector in Latin America, parent company of 12 subsidiaries, operating in the generation, transmission and distribution, announces its results for the first quarter of 2012 (1Q12).  The financial and operating information has been prepared in accordance with International Financial Reporting Standards ("IFRS") and the accounting practices adopted in Brazil and compared with the same period of 2011, except where otherwise indicated.

In the results presented below, for the 1Q12 some changes can be, where we highlight the Net Income of R$ 1,268 million, 127.5% higher than the previous quarter. We also highlight the growth of Net Operating Income at levels higher than those found in the expenses and costs, especially in relation to personnel items, equipment and service, indicating an improvement of operational and business management.

Net income for the first quarter of 2012 was slightly lower than the income of R$ 1,285 million recorded in the first quarter of 2011, however, for the 12 month period there was an increase of 7.1% in EBITDA, which rose from R$ 2,569 million in 1Q11 to R$ 2,751 million in 1Q12, demonstrating the improvement of the company.

Regarding the energy sold, we found an increase of 4.3% in the generation segment, reaching a volume of energy sales of 70 TWh in 2012, compared to 67 TWh in the same period of 2011. Likewise, in the distribution segment, we see a growth of 14.5%, reaching a volume of energy sales of 3.5 TWh in 1Q11, compared to a volume of 3.0 TWh in 1Q12.

Highlights of the consolidated results for the 1Q12:

Net Operating Income: R$ 8,278 million (increase of 15.9 % compared to the same period of 2011)
Operating Income: R$ 2,098 million (increase of 6,0 % compared to the same period of 2011)
Personnel, Material and Services (PMS): R$ 1,831 million in the first quarter of 2012 (6.9% higher than the same period of the previous year).
PMS/ROL: 22.1% in the first quarter of 2012, 1.9 percentage points lower than the same period of the previous year.
Ebitda (earnings before interest, taxes, depreciation and amortization): R$ 2,751.4 million, 7.1 % higher than the previous year.
Net Income of Foreign Exchange: R$ (201.4) million
Financial asset/Itaipu transfer, from R$ 634.4 million in 2011 to R$ 706.2 million in 2012
Net income: R$ 1,268 million, 127.5 % higher than de 4Q 11 and 1.3% lower than 1Q 11
Consolidated Stockholders' equity: R$ 78,455 million

The analysis of the items in the Income Statement of each company of Eletrobras System is presented in the Attachment of Marketletter, after the Financial Statement for each company.

Marketletter

Structure of Eletrobras

Consolidated Financial Statements

	1Q12	4Q11	1Q11	Variation	Variation
	(R$ million)	(R$ million)	(R$ million)	1Q12 x 4Q11	1Q12 x 1Q11
Net Operating Income	8,278	8,844	7,139	-6%	16%
Personnel Materials and Services	1,831	2,068	1,713	-11%	7%
Depreciation	444	480	425	-8%	4%
Other costs	3,251	5,013	2,432	-17%	26%
EBITDA	2,751	1,284	2,569	114%	7%
Financing Payable and Debentures– without RGR¹	34,991	34,485	24,455	1%	43%
Cash, Marketable securities	16,063	16,611	16,566	-3%	-3%
Financing Receivable – without RGR	6,095	6,448	6,203	-5%	-2%
Net Debt²	12,834	11,427	1,687	12%	661%
Stockholders Equity	78,455	77,202	76,979	2%	2%
Net Income	1,268	557	1,285	128%	-1%
Net Income / Stockholders Equity	2%	1%	2%	1pp	0pp
PMS/Net Operating Income	22%	23%	24%	-1pp	-2pp
EBITDA Margin	33%	15%	36%	18pp	-3pp

Marketletter

1 .Analysis of Consolidated Results – R$ million

	Quarter
	1Q12	4Q11	1Q11
Net Operating Income (a)	8,278	8,845	7,139
(-) Energy purchased for resale	-994	-910	-932
(-) Fuel for electricity production	-89	212	-8
(-) Usage of the electric grid	-388	-368	-341
(-) Remuneration and Reimbursement	-420	-364	-296
(-) Personnel, Material and Services	-1,831	-2,068	-1,713
(-) Construction	-884	-1,864	-590
(-) Depreciation and amortization	-444	-480	-425
	3,226	3,004	2,835
Shareholdings	210	-93	164
Operating provisions	-339	-1,061	-318
	3,097	1,850	2,680
Interest income	187	214	161
Monetary Restatement	160	311	68
Monetary and exchange variation	-201	-99	-286
Debt charges	-502	-472	-409
Other financial results	18	-284	190
Income Tax and Social Contribution	-697	93	-579
	2,062	1,614	1,826
Others Results	-790	-1,046	-537
Net Income	1,272	568	1,289
Minority Shareholders	-5	-10	-4
Consolidated Net Income	1,268	558	1,285

(a)see section 1.2

1.1            Financial Hightlights

In the first quarter of 2012 was recorded a net income of R$ 1,268 million, 127.6% higher than the net income of R$ 557 million registered in the previous quarter, due to the result of the last quarter of 2011 have been affected by the provision for adjustment to the affiliates. In relation to the 1Q11 was recorded a small decrease of 1.3%, with net income of R$ 1,285 million in 1Q11.

Net Operating Income (NOI), detailed in Table 1.2, in the amount of R$ 8,278 million shows, in the 1Q12, a growth of 15.9%, in relation to the same period of 2011, where was registered R$ 7,139 and a decrease of 6.8% in relation to the amount registered in the previous quarter, primarly due to:

Marketletter

          Generation Revenue showed an increase of 31.2%, from R$ 4,500 million in the 4Q11 to R$ 5,903 million in the 1Q12. This variation was mainly due to the new contracts of availability of energy combined with upgrade of old contracts. Two other factors contributed to the formation of this result:

I)              in a positive way, the variation in Chesf related to the sales on the Energy Commercialization Chamber - CCEE, regarding the short-term market, from R$ 58 million in the 4Q11 to R$ 181 million in this first quarter;

II)               in a negative way: a) a reduction of 15.1% recorded in CGTEE, from R$ 164 million in the 4Q11 to R$ 139 million in the 1Q12, mainly due to the cancellation of the revenue of Candiota III in the 1Q12. This cancellation is being appealed by the Company with ANEEL, and the company expected to reverse during the year, and b) a 22% reduction in the revenue from energy trading of Furnas, from R$ 350 million in the 4Q11, to R$ 273 million in the 1Q12, mainly due to a lower amount of energy traded due to the reduction in the supply of Eletronuclear, in March 2012, for refueling and maintenance of the nuclear power plant Angra 2, beyond the termination of the contract with the SPE Serra do Facão.

Regarding the amount of R$ 5,214 million registered in the 1Q11 there was an increase of 13.2%. This result was influenced by the above mentioned reasons, besides the decrease of 1.5% in energy sales to the companies of the System, with consolidation effect. The energy sales registered an increase of 4.3% from 67 GWh in the 1Q11 to 70 GWh in the 1Q12.

Additionally, an increase in Financial assets/transfer of Itaipu was registered, which went from a net income of R$ 180 million in the 4Q11 to a net revenue of R$ 706 million in the 1Q12, influenced by the the variation of the exchange rate R$/US$ and the US price indices Commercial price and Industrial goods (item 2.3). In the 1Q11 was recorded on this line the amount of R$ 634 million.

     Transmission Revenues presented a decrease of 37.1% from R$ 3,155 million in the 4Q11 to R$ 1,981 million this quarter, driven mainly by the reduction of the construction revenue, which rose from R$ 1,708 million the last quarter of 2011 to R$ 766 million in this quarter due to a reduction in the volume of works in the 1Q12.

In relation to the 1Q11, when R$ 1,459 million were recorded, there was an increase of 35.8%, influenced by the growth of the transmission system and the increase in the revenue for operation and maintenance, due to the evolution of the works in the SPEs, in this 12 month period.

        The Distribution segment revenue showed a decrease of 31.3% from R$ 2,019 million in the last quarter of 2011 to R$ 1,387 million in this first quarter, influenced in part by  the seasonality of consumption, typical of the last months of the year and by the reduction of the operation and maintenance revenue, and due to the adjustment made in the account of reimbursement of CCC, recorded in the 4Q11, which went from R$ 541 million in the last quarter of 2011 to R$ 7 million in the 1Q12.

Regarding the energy sold, there was an increase of 13.8%, from 3,043 GWh in the 1Q11 to 3,462 GWh in the first quarter of this year.

Marketletter

- The Electricity purchased for resale grew by 9.2%, from R$ 910 million in the 4Q11  to R$ 994 million in the 1Q12, driven in part by the effect of consolidation, with a 10% reduction in the volume of electricity purchased by the Eletrobras System. Other highlights were:

I)                an increase of 107.7% recorded in CGTEE, from R$ 18 million in the fourth quarter of 2011 to R$ 38 million in the first quarter of 2012, mainly due to: i) high value of PLD (Settlement Price of the Difference) and ii) less energy balance in 2012  than in 2011, and

II)               a negative variation of 7.5% recorded in Furnas, from R$ 588 million in the 4Q11  to R$ 544 million in the 1Q12, mainly due to the stoppage of unit Angra II of Eletronuclear in March 2012 for nuclear  refueling and maintenance , and the termination of the contract with SPE Serra do Facão.

In relation to the 1Q11 it was registered a positive growth of 6.7% coming from an amount of R$ 932 million recorded during that period.

- The account Fuel for electric power production in the 1Q11 represented an income of R$ 212 million, due to the recalculation of the values of reimbursement of CCC, while in the 1Q11 was recorded an expense of R$ 89 million.

In relation to the 1Q11 was registered an increase of 1,000%, resulting from the adjust effect of the reimbursement of CCC account.

- Personnel, Material and Service - PMS, with an amount of R$ 1,831 million in the 1Q12, showed a decrease of 11.5% over the 4Q11, due to a natural increase of the payroll at the end of the year with the recording of specific  expenses of this time of year, like 13th salary (Christmas bonus).

In relation to 1Q11 there was an increase of 6.9%, from increased annual salary, with a base dated in May. Considering that consolidated Net Operating Income presented in 1Q12, an increase of 15.9% over the same period last year, the relation PMS/ ROL declined by 1.9 percentage points, from 24.0% in 1Q11 to 22.1% in 1Q12.

-  The Shareholdings line item increased by 324.6%, from an expense of R$ 93 million in the 4Q11 to a revenue of R$ 210 million in the first quarter of this year. This evolution is mainly due to the result of equity investments in affiliated companies, which showed an increase of 203.8%, from a net expense of R$ 160 million in the fourth quarter, influenced by the adjustment in investments in the amount of R$ 504 million, to a net income of R$ 166 million in the 1Q12. In relation to the 1Q11 there was an increase of 28.1% resulting from the accounting of the amount of R$ 164 million. This increase was caused mainly by the variation in equity investments in affiliated companies, which showed an increase of 28.7% resulting from the record amount of R$ 129 million in that quarter.

- The Operating Provisions, shown in section 3.1, presented a reduction of 68.1%, from R$ 1,061 million in the 4Q11 to R$ 339 million in the first quarter of this year, mainly due the main facts:

I)                provision for adjustment in affiliated companies performed in the last quarter of 2011 and;

II)               reduction of 171% observed in Furnas, from a provision of R$ 126 million in the 4Q11, to a reversal of R$ 89 million in the 1Q12, mainly due to reversal of part of the provision of the voluntary demission program due to the dropout of some participants, reversal of provision for contingencies.

 In the 1Q11, when it was recorded the amount of R$ 318 million, there was a variation of 6.5%, influenced mainly by increased of provision for doubtful accounts, which rose from R$ 97 million to R$ 238 million, offset by  the loss in investments which ranged from an expense of R$ 30 million to a revenues of R$ 29 million.

- The net financial result rose from a net expense of R$ 329 million last quarter, to a net expense of R$ 338 million this quarter, representing a variation of 2.7% in comparison with 1Q12 4T11. This result is mainly due to exchange rates and monetary policy and increased spending on debt charges.

Similarly, in 1Q11 a net expense of R$ 276 million was recorded, representing an increase of 22.5% in 1Q12 compared to 1Q11, caused by a reduction of 3.1% in financial income, which rose from R$ 944 million in 1Q11 to R$ 915 million in 1Q12 and a 2.7% increase in financial expenses from R$ 1,220 million in 1Q11 to R$ 1,253 million in 1Q12, with emphasis on the reduction of 43.7% in expense charges on Shareholder Resources from R $ 366 million in 1Q11 to R $ 206 million in 1Q12, driven by the payment of the second installment  of retained dividends and by the reduction of the Selic rate.

Marketletter

- The net financial result rose from a net expense of R$ 329 million last quarter, to a net expense of R$ 338 million this quarter, representing a variation of 2.7% in comparison with 1Q12 4T11. This result is mainly due to exchange rates and monetary policy and increased spending on debt charges.

Similarly, in 1Q11 a net expense of R$ 276 million was recorded, representing an increase of 22.5% in 1Q12 compared to 1Q11, caused by a reduction of 3.1% in financial income, which rose from R$ 944 million in 1Q11 to R$ 915 million in 1Q12 and a 2.7% increase in financial expenses from R$ 1,220 million in 1Q11 to R$ 1,253 million in 1Q12, with emphasis on the reduction of 43.7% in expense charges on Shareholder Resources from R $ 366 million in 1Q11 to R $ 206 million in 1Q12, driven by the payment of the second installment  of retained dividends and by the reduction of the Selic rate.

Marketletter

1.2            Net Operating Income

Net Operating Income (NOI) in the 1Q11 exceeded 2010 by 15.9%, from R$ 7,139 million to R$ 8,278 million. In the 1Q12 the NOI achieved a 6.4% decrease from the previous quarter, when totalized R$ 8,845 million.

R$ million

Consolidated
	1Q 12	4Q 11	1Q12 X 4Q11	1Q 11
a) GENERATION
Supply /Supply/ Energy Sold	5,197	4,320	20%	4,579
Financial Asset/ Itaipu Transfer [(3) item 2.3]	706	180	292%	634
Others
B) TRANSMISSION
Revenue from construction	766	1,708	-55%	388
Revenue from operating and maintenance	485	716	-32%	397
Return Tax update - Transmission	731	731	0%	674
c) DISTRIBUTION
Supply	1,245	1,270	-2%	1,053
Revenue from construction	135	208	-35%	232
Revenue from operating and maintenance	7	541	-99%	8
(a) Eletric Power Operations	9,271	9,674	-4%	7,965
Other Revenues	306	426	-28%	306
TOTAL	9,577	10,100	-5%	8,271
Operating Income Deductions
Sectoral charges	-464	-656	-29%	-398
ICMS	-285	-297	-4%	-252
PASEP and COFINS	-539	-493	9%	-476
Other Deductions	-11	-188	-94%	-5
Total Deductions	-1,300	-1,257	3%	-1,132

Net Operating Income	8,278	8,845	-6%	7,139

Marketletter

Participation of business in relation to Gross Revenues – 2012  (RS million)

1.2.1 Energy Sold in 2011 – TWh

In terms of evolution of the energy market, the Eletrobras companies, in 2012, sold 70 TWh of energy, versus 67 TWh traded in the same period of previous year, representing an increase of 4.3%.

Marketletter

1.2.2 Energy Sales in 2011 - Distributors – TWh

In terms of evolution of energy markets, companies of Eletrobras Distribution System, in the 1Q12, sold 3.4 TWh of energy, compared to 3.0 TWh traded last year, representing an increase of 13.8%.

1.3            EBITDA

EBITDA - R$ million	2012	2011	Var%
Results of the period	1,272	1,289	-1.3%
+ Provision Income Tax and Social Contribution	-697	-579	20.5%
+ Financial Result	-338	-276	22.5%
+ Depreciation and Amortization	-444	-425	4.3%
= EBITDA	2,751	2,569	7.1%

1.3.1 EBITDA of Subsidiary Companies

The EBITDA of Eletrobras Subsidiaries shown below, resulted in the 1Q12 R$ 1,924 million, representing an increase of 9.4% over the 4Q11, when EBITDA totaled R$ 1,756 million.

Compared to same period of previous year, the EBITDA of Eletrobras Subsidiaries was R$ 1,756 million, there was an increase of 9.5% over 2011.

EBITDA - R$ million
Company	2012	2011	%	1Q 12	4Q 11%
Furnas	578	419	37.9%	578	642	-10.0%
Chesf	693	665	4.2%	693	540	28.3%
Eletronorte	395	382	3.4%	395	230	72.0%
Eletrosul	143	87	64.4%	143	57	150.9%
EletroNuclear	119	238	-50.0%	119	41	190.2%
CGTEE	14	63	-77.7%	14	60	-76.7%
Subtotal	1,942	1,854	4.7%	1,942	1,570	23.7%
Distributors	-18	-98	81.6%	-18	188	-109.6%
Total	1,924	1,756	9.6%	1,924	1,759	9.4%

EBITDA Margin (%)
Company	2012	2011	bp	1Q 12	4Q 11	bp
Furnas	29.6%	23.8%	5.8	29.6%	29.5%	0.1
Chesf	40.2%	49.6%	-9.4	40.2%	34.9%	5.3
Eletronorte	33.0%	33.8%	-0.8	33.0%	13.5%	19.5
Eletrosul	35.4%	35.2%	0.2	35.4%	12.7%	22.7
EletroNuclear	31.5%	51.5%	-20.1	31.5%	9.1%	22.4
CGTEE	11.6%	47.6%	-35.9	11.6%	42.1%	-30.5
Subtotal	33.6%	36.5%	-2.9	33.6%	24.3%	9.3
Distributors	-1.8%	-10.6%	8.8	-1.8%	16.1%	-17.9
Total	28.3%	29.3%	-1.0	28.3%	23.0%	5.3

Marketletter

EBITDA Margin (%)
Company	2012	2011	bp	1Q 12	4Q 11	bp
Furnas	29.6%	23.8%	5.8	29.6%	29.5%	0.1
Chesf	40.2%	49.6%	-9.4	40.2%	34.9%	5.3
Eletronorte	33.0%	33.8%	-0.8	33.0%	13.5%	19.5
Eletrosul	35.4%	35.2%	0.2	35.4%	12.7%	22.7
EletroNuclear	31.5%	51.5%	-20.1	31.5%	9.1%	22.4
CGTEE	11.6%	47.6%	-35.9	11.6%	42.1%	-30.5
Subtotal	33.6%	36.5%	-2.9	33.6%	24.3%	9.3
Distributors	-1.8%	-10.6%	8.8	-1.8%	16.1%	-17.9
Total	28.3%	29.3%	-1.0	28.3%	23.0%	5.3

EBITDA is calculated by adding the net profit for the period, income taxes, the financial income and depreciation and amortization.

1.4. Eletrobras’ Performance During the Fourth Quarter of 2011

Eletrobras, in the 1Q12 registered a net income of R$ 1,268 million, equivalent to R$ 0.94 per share. This income is 127.6% higher than the profit of R$ 557 million recorded in the 4Q11, equivalent to R$ 0.41 per share. In relation to the 1Q11, when Eletrobras registered a net profit of R$ 1,285 million, there was a decrease of 1.3%.

Net Income  (R$ Million)

Marketletter

2.            Analysis of the Results of the Parent Company

 Evolution of the Results - R$ million

2.1            Eletrobras Shareholdings

The recognition of the results of the companies invested by Eletrobras positively impacted the Company's results in the 1Q12 in R$ 1,083 million, resulting from the evaluation of corporate investments. This figure represented an increase of 373.2% if compared to the amount of R$ 229 million for the 4Q11, highlighting the result of the equivalency equity of our subsidiaries and affiliated companies that presented a high increase, from an income of R$ 162 million in the fourth quarter to an income of R$ 1,039 million in the 1Q12.

Marketletter

Compared to the same period of 2011, recognition of the results of companies invested by Eletrobras showed a 12.8% increase from the amount of R$ 956 million in the previous year, influenced by the result of the equity of subsidiaries and affiliated companies that went from R$ 921 million in 1Q11 to R$ 1,039 million, as shown below:

In R$ thousand

	1Q 12	4Q 11	1Q 11
Investments in subsidiaries
Equivalency equity	886,098	319,926	808,432
Income from capital - ITAIPU	34,383	3,607	29,878
	920,780	323,534	838,310

Investiments in affiliates
Equivalency equity	153,305	(158,297)	112,911

Other investiments	8,570	552,625	4,890
Total	1,082,655	228,815	956,111

The analysis of the results of our subsidiaries can be found in the Appendix

2.2     Financial Result

The Financial Results positively impacted, in the 1Q12, the result of Eletrobras in R$ 394 million, 27.8% lower the result obtained in the previous quarter, when an income of R$ 545 million was registered, mainly due to:

        Regarding monetary variations resulting from internal price levels in 1Q12, the Company registered a gain of R$ 235 million. In 4Q11 was registered a gain of R$ 493 million.

       The charges on Resources of shareholders showed an increase of 23.1%, from R$ 161 million in 4Q11, to R$ 198 million in 1Q12, driven by the record of the variation in the Selic rate in 1Q12, on the dividend declared for the year 2011.

In the same period of 2011, when he was a registered Financial Result of R$ 244 million, there was a positive variation of 61.6% due to:

The charges on Resources of shareholders fell by 45.8% from R$ 366 million in the 1Q11 to R$ 198 million in 1Q12, driven by the second installment of retained dividends and by reducing the Selic rate, as shown below:

Marketletter

In R$ thousand

Financial Result	1Q 12	4Q 11	1Q 11
Financial Revenues
Interest income, commissions and fees	478,150	493,672	426,495
Income from financial investments	369,870	-33,240	374,086
Arrears surcharge on electricity	6,178	6,003	4,456
Monetary restatement	235,247	493,333	149,865
Active exchange restatement		-
Other financial income	0	17,520	36,304

Financial Expenses
Debt Charges	-216,054	-204,408	-159,541
Leasing charges	0	-	0
Charges on shareholders' funds	-197,924	-160,817	-365,297
Exchange updates	-216,052	-225,323	-222,780
Other financial expense	-65,809	158,728	0
	393,606	545,468	243,588

The main indexes of the loan and transfers showed variations in the following periods:

Evolution of the IGP-M index and the Dollar (%)

	1Q 12	1Q 11
Dólar	(2.86)%	(1.35%)
IGPM	0.62%	2.43%

2.3     Sale of electricity of Parent Company

a.     Itaipu

In R$ million

Financial Result - Itaipu
	1Q 12	4Q 11	1Q 11
Energy sold Itaipu contract + CCEE	1,384	1,582	1,386
Revenue from Right to Reimbursement(1)	1,736	368	1,484
Others	24	37	17
Total Revenue	3,144	1,986	2,887

Energy purchased Itaipu Contract + CCEE	-1,563	-1,420	-1,303
Expense from Reimbursement Obligations (2)	-1,038	-204	-870
Itaipu transfer	163	-181	-80
Others
Total Expenses	-2,438	-1,805	-2,253

Net Op Income - Tranfers from Itaipu(3)	706	180	634

Marketletter

The balance resulting from the sale of electricity from Itaipu Binational, shown on the Non-Current  Assets amounted to R$ 5,560 million in March 31, 2012, equivalent to US$ 3,052  million (December 31, 2010 – R$ 3,937 million, equivalent to US$ 2,099 million), of which R$ 3,322 million, equivalent to US$ 1,823 million, will be transferred to the National Treasury until 2023 represented by reimbursement obligations, as a result of a credit transaction which took place between the Company and the National Treasury in 1999.

In R$ million

In 2011	1Q 12	4Q 11	1Q 11
Rights Results (RR) (1)	1,736	368	1,484
+ Exchange Results	-112	47	-44
Result from Right to Reimbursement	1,624	415	1,440
Obligation Results (OR) (2)	1,038	204	870
+ Exchange Results	-67	28	-24
Result from Reimbursement Obligations	971	232	846
Balance: RR - OR	653	183	594

b.     Commercialization of electric energy – PROINFA

Trading operations of power within the PROINFA generated a net loss in 2012 of R$ 79 million (December 31, 2010 – R$ 129 million negative), producing no effect on net income of the company.  This value is included under the Reimbursement Obligations. The balance of resellers consumers registered  R$ 460 million of Proinfa related to the parent company.

3.        Provisions

3.1      Operating Provisions

In R$ Thousand

	Parent		Consolidated
	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Guarantees	10,912	19,134	10,912	19,134
Contingencies	24,690	(993)	26,659	153,397
PCLD - Customers and Resellers	-	-	238,010	96,757
PCLD - Financing and Loans	23,901	27,562	23,901	27,562
PCLD- ICMS Tax Credits	-	-	307	4,037
Unfunded liabilities in subsidiaries	112,388	27,619	-	-
Losses on Investiments	(28,990)	30,448	(28,990)	30,448
Actuarial Liability	-	-	-	-
Impairment	-	-	-	-
Others	99,312	1,061	68,037	(13,264)
	242,213	104,831	338,836	318,072

Marketletter

3.2      Provisions for Legal Liabilities linked to legal proceedings

At the closing date of the financial statements, the Company has the following provisions for contingent liabilities by nature:

In R$ Thousand

	Parent		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current
Labor	-	-	72,495	67,544
Taxable	-	-	78,226	76,477
Civil	-	-	53,795	95,169
Others	-	-	1,000	1,000
	-	-	205,517	240,190
Non-current
Labor	4,391	4,294	711,050	786,040
Taxable	-	-	304,524	297,721
Civil	1,466,696	1,442,104	3,367,442	3,265,014
Others	-	-	286,875	303,401
	1,471,087	1,446,397	4,669,891	4,652,176
Total	1,471,087	1,446,397	4,875,408	4,892,366

4.        Portfolio Financing and Loans

4.1      Financing and Loans Granted

By the end of this quarter, the Company had a portfolio of loans and financing totalizing R$ 9,395 million (R$ 9,737 million in December 31, 2011) as shown below:

In R$ Thousand

	Parent
Currency	US$	%	R$
U.S.$ Dollar	3,066,134	59.46%	5,586,803
Real	2,090,277	40.54%	3,808,695
Total	5,156,412	100%	9,395,498

The long-term share of loans and loans from ordinary capital resources and industry, including transfers, are due to varying degrees, as shown below:

In R$ Thousand

	2013	2014	2015	2016	2017	After 2017	Total
Parent Company	3,134,986	3,054,969	2,716,968	2,333,790	2,218,994	9,944,484	23,404,193
Consolidated	982,061	956,995	851,113	731,080	695,119	3,115,194	7,331,562

Marketletter

4. 2    Financing Payable

Debtor – R$ million	Mar/12	Dec/11
Eletrobras	9,111	9,362
Affiliated	5,921	4,786
SPEs and Debentures	12,374	11,355
Itaipu	8,635	8,982
Sub Total	36,041	34,485
RGR	8,991	8,947
Total Financing	45,032	43,432

The total debt in foreign currency, including charges on the parent company corresponds to R$ 9,111 million equivalent to R$ 5,000 million and consolidated to R$ 17,859 million equivalent to R$ 9,801 million. The percentage distribution by type of currency is shown below:

In R$ Thousand

Currency	Parent		Consolidated
	R$	%	R$	%
Dólar Norte-Americano	8,711,624	95.62%	17,460,451	97.77%
EURO	80,174	0.88%	80,364	0.45%
YEN	318,873	3.50%	317,885	1.78%
TOTAL	9,110,671	100.00%	17,858,700	100.00%

The long-term portion of loans and financing expressed in thousands of U.S. dollars, has its matures planned as can be seen below:

In R$ Thousand

	2013	2014	2015	2016	2017	After 2017	Total
Parent	274,073	306,488	508,325	278,518	275,143	7,926,451	9,568,996
Consolidated	603,190	674,530	1,118,741	612,972	605,545	17,444,844	21,059,822

Marketletter

5.     Social Capital

Capital Structure

As at March 31, 2012 the capital of Eletrobras had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total
	1,087,050,297%		146,920%		265,436,883%		1,352,634,100%
Federal Union	552,968,382	50.87%			2,252	0.00%	552,970,634	40.88%
BNDESpar	180,757,951	16.63%			18,691,102	7.04%	199,449,053	14.75%
BNDES	76,338,832	7.02%			18,262,671	6.88%	94,601,503	6.99%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
FGO					468,600	0.18%	468,600	0.03%
Others	221,661,979	20.39%	146,920	100.00%	219,262,258	82.60%	441,071,157	32.61%
Cust.CBLC	221,439,414	20.37%	84,997	57.85%	194,510,561	73.28%	416,034,972	30.76%
Resident	56,490,457	5.20%	84,996	57.85%	49,816,612	18.77%	106,392,065	7.87%
Non Resident	88,700,063	8.16%	1	0.00%	107,309,594	40.43%	196,009,658	14.49%
Prog. Adr	76,248,894	7.01%			37,384,355	14.08%	113,633,249	8.40%
Others	222,565	0.02%	61,923	42.15%	24,751,697	9.32%	25,036,185	1.85%
Resident	194,836	0.02%	61,896	42.13%	24,747,695	9.32%	25,004,427	1.85%
Non Resident	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Marketletter

Eletrobras Shareholders in the Scryptural System

The amount of shareholders increased 5.3% between March 31 2011 and 2012. There was a decrease of 1.7% of common shareholders and an increase of 9.1 % of preferred shareholders.

Between March 31 2011 and 2012, there was an increase of 5.4% of resident shareholders in Brazil. Concerning the non-resident shareholders, between March 31 2011 and 2012 there was an increase in share participation of 3.1%.

Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During the 1Q12 Eletrobras’ preferred shares (ELET6) had a devaluation of 11.7% closing at R$ 23.71. The maximum price achieved by those shares was R$ 27.49 on January 4, and the lowest price registered was R$ 23.31 on March 21. The quotations related are values ex-dividend.

Marketletter

Eletrobras ON - ELET3

During the 1Q12 Eletrobras’ preferred shares (ELET6) had a devaluation of 3.9% closing at R$ 17.14. The maximum price achieved by those shares was R$ 19.36 on February 17, and the lowest price registered was R$ 17.13 on January 23. The quotations related are values ex-dividend.

Shares Trading Performance at the BM&FBOVESPA

Marketletter

Ratings

Agency	National Classification/ Outlook	Last Report
S&P LT Local Currency	A - (Stable)	11/17/2011
Moody’s Issuer Rating	Baa2 (Stable)	10/17/2011
S&P LT Foreign Currency	BBB (Stable)	11/17/2011
Moody’s Senior Unsecured Debt	Baa2 (Stable)	10/17/2011
Fitch Senior Unsecured Debt Rate	BBB (Stable)	04/06/2011
Fitch LT Foreign Currency Issuer	BBB (Stable)	04/06/2011

         Financial Trading Volume (Daily Average) at the BM&FBOVESPA (R$ Thousand)

ADR Programs

EBR-B – Eletrobras Preferred Shares

In the 1Q12 the ADRs preferred shares of Eletrobras had the maximum price achieved by those shares on February 17, US$ 16.01. The lowest price registered was on March 30, when the price reached US$ 12.86. This asset ended the quarter quoted at US$ 12.86 with a devaluation of 11.3% compared to December 2011, when it closed quoted at US$ 14.5, whereas values ex-dividend. The Balance of ADRs representing such shares at the end of the quarter was 40,243,641.

Marketletter

EBR – Eletrobras Common Shares

In the 1Q12, the ADRs of the common shares of Eletrobras recorded a maximum price of US$ 11.3 on February 17. The lowest price registered was US$ 9.36 on March 30. This asset ended the quarter quoted at US$ 9.36, obtaining a depreciation of 3.6% compared to December 2011, when it closed quoted at US$ 9.71, considering values ex-dividend. The Balance of ADRs representing such shares at the end of the quarter was 74,941,125.

Trading Volume (Daily Average) at the NYSE

Latibex (Latin America Stock Market in Madrid Stock Exchange)

XELTB

The preferred shares listed on Latibex program ended the 1Q12 in € 9.67. In December 2011, these shares closed at € 10.98, reflecting a depreciation of 11.9%.

XELTO

The common shares of the Latibex program obtained, in the 1Q12, a devaluation of 5.4%, whereas in March of this year and closed at € 6.99 in December 2011, closed at € 7.39.

Marketletter

Trading Volume (Daily Average) at the Madrid Stock Exchange (Values in numbers of shares)

Exchange rate performance between March 31, 2011 and March 31, 2012

Marketletter

6.       General Information

Partnership – Parent

SPE	Enterprise	Installed Capacity (MW)	Assured energy (MW medium)
Norte Energia SA	UHE	11.233,1	4,571.0
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	UEE	26.0	12.08

(*) Generated Energy - Source: SPE Solar Mangue Seco 2 Generator and Distributor of Electrical Energy SA

Usina	Participation %	Localization (Estate)	Start of Operation	End of Operation	Asset Value Unamortized
Belo Monte / Norte Energia	15.0	PA	Fev/2015	Ago/2045	ND
Eólica Mangue Seco 2 Geradora e Comercializadora de Energia Elétrica S.A.	49.0	RN	Set/2015	Jun/2045	ND

Note: To “end of operation” item was adopted end date of the Concession Contract

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company		Consolidated
	03/31/2012	12/31/2011	03/31/2012	12/31/2011
Current Assets
Cash and cash equivalents	1,292,434	1,396,729	4,452,992	4,959,787
Restricted cash	3,779,211	3,034,638	3,779,211	3,034,638
Marketable securities	8,710,229	8,499,178	11,215,323	11,252,504
Clients	459,671	579,433	4,438,938	4,352,024
Financing asset	151,999	310,960	1,954,243	2,017,949
Loans and financing	3,772,653	3,848,043	2,063,936	2,082,054
Fuel consumption account - CCC	1,425,446	1,184,936	1,425,446	1,184,936
Investment remuneration	611,020	633,832	170,777	197,863
Taxes and social contribution	1,369,934	1,594,227	1,782,186	1,947,344
Compensation rights	-	-	2,550,640	3,083,157
Stock	723	729	379,662	358,724
Nuclear fuel inventories	-	-	388,663	388,663
Prepaid charges	-	-	67,754	46,322
Derivatives financial instruments	-	-	228,676	195,536
Other	365,041	300,188	1,758,852	1,561,171
	21,938,361	21,382,893	36,657,299	36,662,672
Non-Current Assets
Compensation rights	-	-	548,110	500,333
Loans and financing receivable	23,404,193	23,878,099	7,331,562	7,651,336
Clients	-	-	1,422,858	1,478,994
Marketable securities	389,141	379,707	394,374	398,358
Nuclear fuel inventories	-	-	463,943	435,633
Stored materials	-	-	83,379	80,909
Taxes and social contribution	2,123,383	2,044,513	5,839,705	5,774,286
Linked deposits	730,124	715,189	2,324,232	2,316,324
Fuel consumption account - CCC	567,234	727,136	567,234	727,136
Financing asset	2,364,271	1,724,009	46,817,507	46,149,379
Derivatives financial instruments	-	-	200,946	185,031
Advances for shareholding participation	6,084,319	5,673,361	4,000	4,000
Other	277,117	282,399	587,215	620,854
	35,939,783	235,424,413	66,585,065	66,322,573
Investments	55,745,600	54,722,656	4,765,763	4,570,959
Property, plant and equipment	112,799	112,397	54,387,027	53,214,861
Intangible	47,688	48,150	2,373,732	2,371,367
	91,845,869	90,307,616	128,111,587	126,479,760
Total Assets	113,784,230	111,690,509	164,768,886	163,142,432

Marketletter

Liabilities and Stockholders’ Equity	Parent Company		Consolidated
	12/31/2011	12/31/2010	12/31/2011	12/31/2010
Current Liabilities
Loans and financing	642,056	488,120	4,559,272	4,005,326
Debentures	-	-	761,535	739,237
Compulsory loan	12,977	15,620	13,688	16,331
Suppliers	304,455	384,676	5,578,769	6,338,102
Anticipated energy sales	376,426	368,943	420,524	413,041
Taxes payable	70,329	40,190	1,066,772	1,032,521
Fuel consumption account - CCC	3,788,104	3,079,796	3,788,104	3,079,796
Shareholders’ remuneration	4,424,655	4,323,713	4,477,958	4,373,773
Federal treasury credits	112,842	109,050	112,842	109,050
Estimated obligations	24,273	21,128	863,713	802,864
Reimbursement obligations	789,360	710,308	1,549,114	1,955,966
Employee postemployment benefits	4,472	4,375	395,796	451,801
Provision for contingencies	-	-	205,517	240,190
Fees as per regulations	-	-	939,486	901,692
Leasing	-	-	145,828	142,997
Concessions to pay	-	-	32,370	35,233
Derivatives financial instruments	-	-	263,877	269,718
Retirement incentive	-	-	79,867	93,137
Research and development	-	-	252,753	274,722
Income participation	-	37,800	259,024	296,547
Other	84,395	52,277	667,287	552,765
	10,634,344	9,635,996	26,434,096	26,124,809
Non-Current Liabilities
Loans and financing	17,435,668	17,806,158	38,373,104	38,408,352
Federal treasury credits	128,809	155,676	128,809	155,676
Debentures	-	-	288,235	279,410
Anticipated energy sale	-	-	867,860	879,452
Compulsory loan	245,669	211,554	245,669	211,554
Decommissioning obligations	-	-	414,210	408,712
Fuel consumption account - CCC	835,806	954,013	835,806	954,013
Provision for contingencies	1,471,087	1,446,397	4,669,891	4,652,176
Employee postemployment benefits	161,408	161,408	2,226,453	2,256,132
Provision for uncovered liability in controlled co’s	584,537	472,148	-	-
Compensation obligations	-	-	1,581,883	1,475,262
Leasing	-	-	1,774,245	1,775,544
Shareholders remuneration	3,222,260	3,143,222	3,222,260	3,143,222
Concession to pay	-	-	1,555,692	1,234,426
Advance for future capital increase	148,695	148,695	148,695	148,695
Derivatives financial instruments	-	-	209,669	197,965
Retirement incentive	-	-	682,408	726,291
Research and development	-	-	390,541	370,714
Taxes payable	405,319	383,682	1,908,959	1,902,522
Other	319,146	328,051	354,940	635,184
	24,958,404	25,211,004	59,879,329	59,815,302

Stockholders’ Equity
Capital Stock	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserve	26,048,342	26,048,342	26,048,342	26,048,342
Income reserve	18,571,011	18,571,011	18,571,011	18,571,011
Accrued income	1,267,964	-	1,267,964	-
Equity evaluation adjustment	220,915	220,915	220,915	220,915
Additional dividend proposed	723,535	706,018	723,535	706,018
Other comprehensive income	54,384	(8,108)	54,384	(8,108)
Participation of non-controlling shareholders	-	-	263,979	358,812
	78,191,482	76,843,509	78,455,461	77,202,321
Total Liabilities and Stockholders’ Equity	113,784,230	111,690,509	164,768,886	163,142,432

Marketletter

Statement of Income

(R$ thousand)

	Parent Company		Consolidated
	03/31/2012	03/31/2011	03/31/2012	03/31/2011
Net Operating Revenues	1,206,539	1,027,490	8,277,687	7,139,116
Operating expenses
Personnel, material and services	107,675	112,260	1,831,373	1,712,648
Electricity purchased for resale	584,838	469,458	994,231	932,076
Fuel for electric power production	-	-	89,477	7,525
Use of basic transmission network	-	-	388,255	340,757
Remuneration and reimbursement	-	-	420,449	296,130
Depreciation and amortization	1,513	1,613	443,522	425,125
Construction - distribution	-	-	134,994	163,987
Construction - transmission	-	-	749,232	425,869
Operating provisions	242,213	104,830	338,836	318,071
Results to compensate from Itaipu	-	-	192,313	117,850
Donations and contributions	89,130	74,536	109,038	93,507
Other	168,154	28,147	487,609	325,533
	1,193,523	790,844	6,179,329	5,159,078
Operating result before financing result	13,016	236,646	2,098,358	1,980,038
Financing result
Financing revenues
Interest, commissions and taxes revenues	478,150	426,495	187,355	161,093
Financing investment revenues	369,870	374,086	487,553	461,089
Arrears n electric energy	6,178	4,456	66,829	77,620
Monetary updates	235,247	149,865	160,258	68,183
Other financing revenues	-	36,304	12,614	176,133
Financing expenses
Debt charges	(216,054)	(159,541)	(502,050)	(408,861)
Leasing charges	-	-	(77,637)	(43,399)
Shareholders resources charges	(197,924)	(365,297)	(205,958)	(365,817)
Exchange liability variation	(216,052)	(222,780)	(201,359)	(285,764)
Other	(65,809)	-	(265,893)	(116,347)
	393,606	243,588	(338,288)	(276,070)
Result before minority participation	406,622	480,234	1,760,070	1,703,968
Minority participation result	1,082,655	956,111	209,519	163,576
Result before income tax and social contribution	1,489,277	1,436,345	1,969,589	1,867,544
Income tax	(161,871)	(86,233)	(507,282)	(396,293)
Social Contribution	(59,442)	(65,546)	(189,839)	(182,404)
Net income (loss) for the period	1,267,964	1,284,566	1,272,468	1,288,847
Portion Attributed to controllers	1,267,964	1,284,566	1,267,964	1,284,566
Portion Attributed to no controllers	-	-	4,504	4,281
Net income (loss) per share – R$	0.94	1.13	0.94	1.14

Marketletter

Cash Flow

(R$ thousand)

	Parent company		Consolidated
	03/31/2012	03/31/2011 reclassified	03/31/2012	03/31/2011 reclassified
Operating activities
Net income before income tax and social contribution	1,489,277	1,436,345	1,969,589	1,867,545
Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	1,513	1,613	443,529	425,125
Net monetary/exchange variations	(94,392)	72,915	2,225	217,581
Financial charges	(354,971)	(352,457)	476,312	(68,466)
Financing asset revenue	-	-	(730,717)	(673,673)
Equity method result	(1,082,655)	(956,111)	(209,519)	(163,576)
Provision for uncovered liabilities	112,388	27,619	-	-
Provision for credits of questionable liquidation	23,901	27,562	262,218	128,356
Provision for contingencies	24,690	(993)	26,659	153,397
Provision for loss on Investments	66,822	30,448	66,822	30,448
Charges on RGR	92,876	85,503	140,528	85,503
Adjustment present value	(2,906)	-	(635)	49,068
Minority participation result	-	-	(6,824)	(6,486)
Charges on stockholders’ resources	197,924	365,297	205,958	365,817
Loss/Income sales of assets	-	-	2,647	(5,141)
Financing instruments - derivatives	-	-	(30,930)	(25,510)
Other	46,913	154,411	(83,433)	(99,850)
	(967,897)	(544,193)	564,841	412,593
(Increases) decreases in operating assets
Accounts receivable	(8,460)	17,546	(397,010)	(141,449)
Marketable securities	(220,485)	568,711	41,165	741,758
Reimbursement rights	-	-	484,740	(451,077)
Stored materials	6	(160)	(23,408)	(19,415)
Nuclear fuel inventories	-	-	(28,310)	45,839
Expenses paid in advance	-	-	(21,432)	(7,160)
Financing assets - concession	(556,147)	(549,589)	(556,147)	(549,589)
Others	(59,572)	(46,526)	(163,585)	(517,629)
	(844,658)	(10,018)	(663,987)	(898,722)
Increase/(decrease) in operating liabilities
Suppliers	(80,221)	30,242	(759,333)	(153,605)
Advances from customers	-	-	(11,592)	(19,096)
Leasing	-	-	1,532	(27,229)
Estimated obligations	3,145	2,151	60,849	18,130
Reimbursement obligation	-	-	(379,283)	407,630
Sector charges	-	-	37,794	36,661
Others	23,213	(363,826)	(167,864)	691,187
	(53,863)	(331,433)	(1,217,897)	953,678
Resources from (applied in) operating activities	(377,142)	550,701	652,546	2,335,094
Payment of Financial Charges	(87,850)	(86,431)	(364,644)	(343,757)
Payment of Global Reversion Reserve (RGR) charges	(56,419)	(57,643)	(56,419)	(57,643)
Annual Permitted revenue receipts	-	-	890,270	933,087
Financial Charges receivable	433,885	399,865	155,151	189,515
Payment of Income Tax and Social Contributions	(42,443)	(117,267)	(251,551)	(458,631)
Receiving remuneration for equity investments	120,312	58,903	122,525	60,532
Judicial Deposits	(3,041)	(415)	(59,092)	(9,947)
	(12,698)	747,713	1,088,786	2,648,249
Financing Activities
Loans and financing obtained – long-term	-	3,463	1,030,568	650,832
Loans and financing paid	(236,559)	(211,864)	(646,023)	(401,429)
Shareholders remuneration - paid	(427)	-	(427)	-
Payment of refinancing of taxes and contributions (principal)	-	-	(22,860)	(31,198)
Compulsory loan and Global Reversion Reserve	209,874	356,595	209,874	345,457
Others	-	-	86,948	317,830
Resources from (applied in) financing activities	(27,111)	148,194	658,080	881,492
Investment Activities
Loans and financing - granted	(355,963)	(561,504)	(151,092)	(159,321)
Loans and financing - received	588,700	537,567	270,629	257,501
Received renegotiated energy credits	-	-	66,898	45,984
Acquisition of property, plant and equipment	(1,433)	(12,062)	(1,495,331)	(2,277,396)
Acquisition of intangible assets	-	-	(22,762)	(19,613)
Acquisition of concession assets	-	-	(827,205)	(549,068)
Acquisition/capital increase in corporate participations	(679)	-	(9,868)	(259,226)
Concession of advance for future capital increase	(295,111)	(432,880)	-	(682)
Others	-	-	(84,932)	(24,512)
Resources from (applied in) investment activities	(64,486)	(468,879)	(2,253,662)	(2,986,332)
Increase (reduction) in cash and cash equivalent	(104,295)	427,028	(506,795)	543,411
Cash and cash equivalent – beginning of period	1,396,729	5,598,702	4,959,787	9,220,169
Cash and cash equivalent – end of period	1,292,434	6,025,730	4,452,992	9,763,580
	(104,295)	427,028	(506,795)	543,411

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.